
Mailstop 3233

August 4, 2016

Via E-mail
Mr. Brian Dickman
Executive Vice President and Chief Financial Officer
Seritage Growth Properties
489 Fifth Avenue, 18th Floor
New York, New York 10017

> **Re:** **Seritage Growth Properties**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-37420**

Dear Mr. Dickman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on March 11, 2016

Item 7. Management discussion and analysis of financial condition and results of operations, page 41

Non-GAAP supplemental financial measures and definitions, page 48

1. We note that your definition of EBITDA does not coincide with the calculation of EBITDA that you provided. Please explain this apparent inconsistency to us and/or revise your disclosure in future filings.

Item 8. Financial statements and supplemental data, page 51

Notes to consolidated financial statements, page F-7

Note 2 – Summary of Significant Accounting Policies
Accounting for Recapture and Termination Activity Pursuant to the Master Lease, page F-10

2.   We note your disclosure that you consider termination fees associated with the recapture notice as initial direct costs of obtaining a new lease. Please explain to us how your policy complies with the guidance in ASC Topic 840-20-25-17.

Note 5 – Investments in unconsolidated joint ventures, page F-14

3.   Please tell us whether any of your unconsolidated joint ventures are significant in accordance with Rule 3-09 of Regulation S-X and the basis for your conclusions. To the extent any of your unconsolidated joint ventures are significant, please explain why audited financial statements have not been provided in accordance with Rule 3-09 of Regulation S-X.

Note 7 – Mortgage loans payable, page F-18

4.   Please tell why a debt maturities schedule for your mortgage loans payable was not provided in the notes to the consolidated financial statements. Reference is made to ASC 470-10-50-1.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 53

5.   In future Exchange Act reports, please provide the information relating to your equity compensation plans as required by Item 201(d) of Regulation S-K or advise.

Item 15. Exhibits and Financial Statement Schedule, page 54

6.   We note that Exhibit 10.3 contains numerous references to a side letter, which is defined in the Exhibit as "that certain letter agreement entered into between Landlord and Tenant and dated as of the Commencement Date." Please file this side letter as an exhibit or provide us with a detailed explanation as to why you do not believe filing the side letter is required.

Form 10-Q for the Period Ended March 31, 2016

Signatures, page 33

7.   Please ensure that future filings on Form 10-Q include the signature of your principal financial or chief accounting officer. See General Instruction G to Form 10-Q.

Form 8-K 2.02 filed on May 6, 2016

Exhibit 99.1

Operational highlights

8.   We note you disclosed an estimate of annualized total NOI. In future earnings releases, please provide the reconciliation required by Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough at 202-551-8625 or Thomas Kluck at 202-551-3233 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities